Exhibit 99.1

LATAM REPORTS 10.5% ADJUSTED OPERATING MARGIN AND NET INCOME OF US$121.8 MILLION

Santiago, Chile, May 3, 2023 – LATAM Airlines Group S.A. (SSE: LTM), announced today its consolidated financial results for the first quarter ending March 31, 2023. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. LATAM prepares its financial statements under IFRS as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an adapted US Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. A table reconciling these figures adjusted for Special Items to their as-reported IFRS figures can be found at the end of the report. All figures in this report are expressed in U.S. dollars. Percentages and certain U.S. dollar, Chilean peso and Brazilian real amounts contained in this report have been rounded for ease of presentation. Any discrepancies in any table between totals and the sums of the amounts listed are due to rounding. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.19 per USD.

HIGHLIGHTS

During the first quarter of 2023, revenues increased 43.2% compared to last year and amounted to US$ 2,805 million. LATAM reported a Passenger CASK Ex-Fuel1 of US$4.0 cents, below 2019 levels despite inflationary pressures, and noted a 10.5% adjusted operating margin, despite the softened cargo yields of the first quarter. LATAM presented a net income attributable to the owners of the company of US$121.8 million. During the quarter LATAM improved its liquidity and leverage position on a quarter over quarter basis, building upon its successful emergence from Chapter 11 at the end of 2022. As a result, the Company has decreased its adjusted leverage to 3.0x and increased liquidity to US$2.5 billion.

●	During the first quarter, consolidated operations (measured in ASKs) increased 26.3% compared to the same period of 2022 posting once again a quarterly improvement and reaching the highest quarterly levels since March of 2020 when compared to 2019 (86.2% of 2019 levels). In March of 2023, LATAM Airlines Brazil’s domestic operations increased 19.8% compared to 2022 (measured in ASKs), while the domestic operations of the affiliates in Colombia, Chile, Peru and Ecuador, decreased 2.3% and international operations (long haul and regional) increased 48.6% compared to 2022 levels.

●	Total operating revenues (including other income from operating activities) amounted to US$2,805 million (+43.2% vs 2022) and adjusted operating expenses were US$2,510 million (+23.8% vs 2022), resulting in an adjusted operating margin of 10.5% for the quarter. Adjusted EBITDAR amounted to US$573 million during the quarter.

●	LATAM reported a net income attributable to the owners of the company of US$121.8 million in the period, despite levels of operation not fully recovered to the pre-pandemic context, a decrease in domestic Peru operations associated with the sociopolitical unrest, and the softened cargo yields.

●	This result is a solid reflection of LATAM’s more efficient cost structure following the initiatives implemented during the reorganization process, accompanied by a healthy demand context during the quarter, reaching a Passenger CASK ex-fuel of US$ 4.0 cents.

●	In its March portfolio rebalance, LATAM shares were incorporated into the S&P IPSA Index, the main index of Santiago’s Stock Exchange. LATAM’s shares had been removed from this index back in May of 2020, following the group’s filing to Chapter 11. This is a significant milestone for LATAM in order to keep strengthening its association with capital markets and investors on a global scale.

[1]	Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations, variable Aircraft Rental expenses (non-cash P&L effect) and CIP expenses.

●	At the Extraordinary Shareholders’ Meeting held on April 20, 2023, LATAM’s shareholders approved a decrease in the capital of the Company by absorbing the accumulated losses as of December 31, 2022, also absorbing the profits of the 2022 fiscal year to said accumulated losses. This would enable the Company to distribute dividends to its shareholders in the event that net profits are generated in future. The foregoing, in accordance with Art. 78 of Law 18,046, which provides that dividends shall be paid exclusively from net profits obtained in the previous year (net of cumulated losses, if any), or from retained earnings from previous fiscal years.

●	Following the quarter close, LATAM group announced the expansion of the codeshare with Voepass, adding 13 new routes in Brazil. This expansion will benefit the passengers being able to connect to all 55 domestic destinations in Brazil and to its 21 international destinations operated by the group.

MANAGEMENT COMMENTS FIRST QUARTER 2023

After a very important 2022 for LATAM, during which the group completed its financial restructuring and observed a significant growth in its operations following two very difficult years in the pandemic, LATAM has been able to start 2023 with strong results. In the first quarter of the year we posted a double digit adjusted operating margin and returned to bottom line profitability, accompanied by a significant increase in liquidity, reflecting LATAM’s strong business and financial profile.

It is important to remark that LATAM and its affiliated carriers have already recovered their entire network and that during 2023 the group will continue to inaugurate or reopen new routes such as Santiago - Melbourne and Bogotá - Orlando, in addition to LATAM Airlines Brazil reestablishing the iconic routes of Sao Paulo – Johannesburg. As a result of the reorganization process, the group was able to increase its market share and presence in different markets where its affiliates operate, and the group intends to continue to do so as it keeps seeing and evaluating opportunities in the markets that result attractive in terms of profitability and cash generation.

Significant changes have occurred in Colombia’s domestic market during the start of the current year following the complete cessation of operations of two players pursuant to financial difficulties. As a result, LATAM Airlines Colombia adopted a proactive approach with a strong focus on protecting customers in order to ensure a smooth continuity of the Colombian air travel market. The Colombian affiliate reacted quickly, seeking to reallocate stranded passengers and incorporated 5 Airbus A320 aircraft and more than 200 employees to its domestic operations, reinforcing its Bogota operations in particular. LATAM Airlines Colombia is still awaiting the regulator’s resolution on slots and capacity distribution, but we are confident that this will bring new opportunities for continuous growth in the Colombian market.

During the first quarter of 2023, with a focus on the passenger experience, LATAM continued the retrofit project for its narrow-body fleet (excluding aircraft available for sale), reaching 95% of the fleet with an homologated and renovated cabin. With regard to the implementation of Wi-Fi connectivity, we reached a total of 107 aircraft in Domestic Brazil with this feature. This year, LATAM awaits the arrival of 15 Airbus A320-neo family and 6 Boeing 787 aircraft in the second half of the year, all of which have already been financed.

Finally, related to LATAM’s sustainability goal of zero waste to landfills in 2030, in the first quarter of the year LATAM reached an 88% reduction of single-use plastic and is committed to its 100% reduction goal by the end of this year. Additionally, related to furthering the use of Sustainable Aviation Fuels (SAF), in March LATAM made its first flight using SAF, operated by LATAM Cargo on a route from Europe to the United States.

MANAGEMENT DISCUSSION AND ANALYSIS OF FIRST QUARTER 2023 RESULTS

Total operating revenues in the first quarter increased 43.2% compared to 1Q22, and amounted US$2,805 million, mainly explained by a 61.1% increase in passenger revenues over the prior year, partially offset by a 12.4% decrease in cargo revenues. Passenger and cargo revenues represented 85.3% and 13.4% of total operating revenues, respectively.

Passenger revenues amounted to US$2,394 million, increasing 61.1% versus the first quarter of 2022, explained by an increase in operations, especially coming from international and domestic operation of the Brazilian affiliate, accompanied by a context marked by healthy demand and yields. Passenger operations (measured in ASKs) increased 26.3% compared to the previous year, while demand (measured in RPKs) increased 27.2% and passenger yields grew 26.6% versus 2022. During the quarter, LATAM group reached a solid consolidated load factor of 81.0% (+0.6 p.p. versus 2022).

Cargo revenues in the quarter decreased 12.4% compared to 2022 levels, to US$377 million, mainly explained by the softening in cargo yields in recent months. Despite the above, cargo revenues during the quarter outperformed the same period of 2019 by a notable increase of 43.2%, with cargo consolidated capacity (measured in ATKs) exceeding 2019 levels for the third consecutive quarter, while yields situated 42.7% over 2019 levels. By the publication date, the cargo affiliate carriers of LATAM had 17 cargo-dedicated freighters and expect to have 19 cargo aircraft as of the end of 2024.

Other income amounted to US$34 million, presenting a 19.7% decrease versus the previous year, mainly due to the cessation of certain compensation payments from Delta Air Lines as agreed upon in the signing of the Joint Venture Agreement in 2019.

Total adjusted operating expenses were US$2,510 million, showing a 23.8% increase versus the previous year, mainly explained by the increase in passenger operations. In terms of capacity, the group operated 26.3% more (measured in ASKs) compared to the same quarter of 2022. Average fuel price (excluding hedges) during the quarter increased 14.2% versus the previous year, with the increase in the aircraft fuel cost line representing 64% of the increase of total expenses. Excluding fuel, adjusted operating expenses were 13.6% above the first quarter of 2022.

The changes in operating expenses during the quarter were mainly explained by:

●	Wages and benefits totaled US$359.9 million, showing an increase of 26.6% versus 2022 (-24.4% vs 1Q2019), mainly explained by a 11.3% increase in the average headcount of the group during the period compared to the same period last year and inflationary pressures in the region during the last year.

●	Aircraft fuel costs increased 41.2% compared to the first quarter of 2022 mainly explained by the increase in operations. During the quarter, average fuel price (excluding hedges) noted a 14% increase versus the same period of 2022. LATAM recognized a loss of US$0.8 million related to hedging contracts, which compares to a gain of US$5.4 million during the same period of 2022.

●	Commissions to agents increased 75% versus 2022, associated with the increase in operations, and the recovery of the international segment.

●	Depreciation and amortization decreased 4.9% versus 2022, mainly explained by double counting impact of costs due to Chapter 11 during the first quarter of last year and an improved utilization of the fleet.

●	Other rental and landing fees increased by 32.5% compared to 2022, in line with the operation increase and the recovery of international operations.

●	Passenger services expenses totaled 63.1 million, increasing 89.3% versus 2022, mainly explained by the increase in operation, the lifting of COVID-19 restrictions and the recovery of international operations, which are normally more intensive in catering and onboard services.

●	Aircraft rentals expenses, which correspond to LATAM group’s fleet power-by-the-hour (PBH) contracts, amounted to US$23.7 million, representing a 65.9% decrease versus 1Q22, following the expiry of all PBH contracts for the narrow body fleet during the second quarter of 2022. This expense is considered a special item since there is a non-cash double counting of fleet PBH in Aircraft Rentals and in the Depreciation & Amortization line, and therefore has been adjusted for in the adjusted financial figures. PBH contracts will continue to be in place in 2023 as certain wide-body fleet contracts remain in effect until 2024. These variable payment agreements were implemented following their approval by the U.S. Bankruptcy Court in context of Chapter 11 proceedings during the second and third quarters of 2021[2].

●	Aircraft maintenance expenses decreased 11.5% compared to 1Q22, reaching US$137.6 million. This decrease is explained by the fact that in 2022 LATAM reported higher maintenance expenses due to the catch up of maintenance tasks and the preparation of engines to anticipate the ramp up of operations.

●	Other operating expenses increased 5.5% compared to 2022 to US$273 million, mostly driven by an increase in variable costs associated with the group’s operation.

Non-operating Result

●	Interest income amounted to US$17.9 million in the quarter, representing a US$13.3 million increase from the same period of 2022. This was explained by the increase in liquidity and interest rates.

●	Interest expense decreased 36.7% versus 2022, to US$164 million during the quarter, mainly due to the significant reduction in the group’s financial debt after LATAM’s exit from Chapter 11.

●	Other income (expense) registered a US$2.6 million expense during the quarter. This was mainly explained by foreign currency corrections.

●	Net profit attributable to the owners of the parent company during the quarter was US$121.8 million. This result is a solid reflection of LATAM’s cost saving initiatives defining LATAM as one of the most efficient group of airlines in the region, and partially offset by the jet fuel prices.

LIQUIDITY AND FINANCING

LATAM presented liquidity of US$2.5 billion in the first quarter of the year, represented by US$1.4 billion in cash and cash equivalents, plus US$1.1 billion in available and fully undrawn revolving credit facilities (“RCF”) as of March 31, 2023. In the first quarter of the year LATAM cash and equivalents grew 16.3%, a net increase of US$199 million compared to the previous quarter. Liquidity as a percentage of revenues of last twelve months reached 24.3%.

LATAM registered a financial debt of US$4.2 billion, while gross debt (financial debt and lease liabilities) was US$6.4 billion. At the end of the period, LATAM reported adjusted leverage (net financial debt/ Adj. EBITDAR) of 3.0x.

With respect to LATAM’s fuel hedging policy, its main objective is to protect against medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months, as of May 3, 2023, are shown in the table below:

	2Q23	3Q23	4Q23	1Q24
Hedge positions
Estimated Fuel consumption hedged	49%	45%	30%	18%

[2]

Beginning in the second quarter of 2021, LATAM amended its Aircraft Lease contracts, which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the period include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

LATAM FLEET PLAN

LATAM group’s fleet is comprised of 235 Airbus narrow-body aircraft, 55 Boeing wide-body aircraft and 17 Boeing cargo freighters, totaling 307 aircraft. For a breakdown of the current fleet, see the fleet chart in the reference tables section toward the end of this report. As of the date of publication, LATAM has fleet commitment agreements with Airbus and Boeing for new aircraft and additionally has signed several contracts with lessors to receive both narrow-body Airbus and wide-body Boeing aircraft in the coming years, as detailed below. These newer aircraft will allow LATAM to renew and expand its fleet, reflecting LATAM’s commitment to a modern fleet and its long-term sustainability strategy toward carbon neutrality by 2050.

With regard to its cargo fleet, the group is carrying out an expansion plan by converting B767 passenger aircraft into cargo freighters. As of the publication date, nine freighters have already been converted, with the remaining four conversions to take place in 2023 and 2024. Additionally, LATAM has sold (pending delivery) two cargo freighters and expects to sell a third, thus estimating a total freighter fleet of 19 freighters in 2024.

As it looks forward, the group expects to operate similar levels of capacity (ASKs) with a reduced fleet when compared to pre-pandemic. This is driven by cabin densification as part of its retrofit process to renovate cabin interiors, increased aircraft utilization and the incorporation of newer, larger aircraft.

Fleet Plan	2023	2024	2025
Passenger Aircraft
Narrow Body
Airbus Ceo Family	214	176	173
Airbus Neo Family	31	46	63
Total NB	245	222	236

Wide Body
Boeing 787	37	37	41
Other Boeing	21	19	19
Total WB	58	56	60
TOTAL	303	278	296

Cargo Aircraft
Boeing 767-300F	20	19	19
TOTAL	20	19	19
TOTAL FLEET	323	297	315

2023 GUIDANCE

LATAM is maintaining its previously announced guidance for 2023 expected results, as detailed below:

Guidance		2023E
ASK Growth vs 2022	International	37 - 40%
	Brazil Domestic	8 - 11%
	Spanish Speaking Countries Domestic	8 - 11%
	TOTAL	20 - 24%

ATK Growth vs 2022		20 - 23%
Revenues (US$ billion)		11 - 11.5
CASK ex fuel (US$ cents)		4.6 - 4.7
Passenger CASK ex fuel[1] (US$ cents)		4.0 - 4.1
EBIT Margin		5 - 7%
Adjusted EBIT Margin[2]		6 - 8%
Adjusted EBITDAR[2] (US$ billion)		2.0 - 2.2
Liquidity[3] (US$ billion)		2.3 - 2.4
Financial Net Debt[4] (US$ billion)		6.1 - 6.2
Net Debt/Adjusted EBITDAR (x)		2.9x - 3.1x

Footnotes:

1)	Passenger CASK ex fuel excludes cargo costs associated with belly and freighter operations and variable Aircraft Rental expenses (non-cash P&L effect).

2)	Adjusted EBIT Margin and Adjusted EBITDAR exclude non-recurring items and variable Aircraft Rental expenses (non-cash P&L effect).

3)	Liquidity is defined as Cash and Cash Equivalents and undrawn, committed revolving credit facilities.

4)	Financial Net Debt includes operating leases liabilities, financial leases and other financial debt excluding associated guarantees, net of Cash and Cash Equivalents.

Financial Statements Publication & Conference Call

LATAM filed its yearly financial statements for the period ended March 31, 2023, with the Comisión para el Mercado Financiero (CMF) of Chile on May 3, 2023. These financial statements are available in Spanish and English at http://www.latamairlinesgroup.net. For further inquiries, please contact the Investor Relations team at InvestorRelations@latam.com.

The Company will hold a conference call to discuss the first quarter 2023 financial results on Thursday, May 4, 2023, at 9:00 am ET / 9:00 am Santiago.

Webcast Link: click here

Teleconference Link: click here

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its affiliates are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and to/from Europe, the United States, Oceania and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the bellies of the passenger affiliates’ aircraft, they have a fleet of 17 freighters, which will gradually increase to a total of up to 19 freighters by 2024.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

LATAM Airlines Group S.A.

Consolidated Financial Results for the First Quarter 2023 (in thousands of US Dollars)

			For the three month period ended March 31
	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change
REVENUE
Passenger	2,394,352		2,394,352	1,486,239	61.1%
Cargo	377,290		377,290	430,698	-12.4%
Other Income	33,816		33,816	42,094	-19.7%
TOTAL OPERATING REVENUE	2,805,458		2,805,458	1,959,031	43.2%

EXPENSES
Wages and Benefits	(359,865)	8,309	(351,556)	(284,253)	23.7%
Aircraft Fuel	(1,059,759)		(1,059,759)	(750,570)	41.2%
Commissions to Agents	(49,980)		(49,980)	(28,559)	75.0%
Depreciation and Amortization	(278,054)		(278,054)	(292,245)	-4.9%
Other Rental and Landing Fees	(297,345)		(297,345)	(224,445)	32.5%
Passenger Services	(63,133)		(63,133)	(33,354)	89.3%
Aircraft Rentals	(23,732)	23,732	-	-	n.m.
Aircraft Maintenance	(137,603)		(137,603)	(155,544)	-11.5%
Other Operating Expenses	(272,954)		(272,954)	(258,608)	5.5%
TOTAL OPERATING EXPENSES	(2,542,425)	32,041	(2,510,384)	(2,027,578)	23.8%
OPERATING INCOME/(LOSS)	263,033	32,041	295,074	(68,547)	-530.5%
Operating Margin	9.4%	1.1 pp	10.5%	-3.5%	14.0 pp
Interest Income	17,922		17,922	4,563	292.8%
Interest Expense	(164,164)		(164,164)	(259,399)	-36.7%
Adjusted Other Income (Expense)	(2,613)		(2,613)	831	-414.4%
INCOME/(LOSS) BEFORE TAXES	114,178	32,041	146,219	(322,552)	-145.3%
Income Taxes	6,879		6,879	10,895	-36.9%
NET INCOME/(LOSS)	121,057	32,041	153,098	(311,657)	-149.1%

Attributable to:
Owners of the parent	121,801	32,041	153,842	(380,073)	-140.5%
Non-controlling interest	(744)		(744)	(1,192)	-37.6%
NET INCOME/(LOSS) attributable to the owners of the parent	121,801	32,041	153,842	(380,073)	-140%
Net Margin attributable to the owners of the parent	4.3%	1.1 pp	5.5%	-19.4%	24.9 pp
Effective Tax Rate	6.0%	-1.3 pp	4.7%	-3.4%	8.1 pp
EBITDA	541,087	32,041	573,128	223,698	156.2%
EBITDA Margin	19.3%	1.1 pp.	20.4%	11.4%	9.0 pp.
EBITDAR	564,819	8,309	573,128	223,698	156.2%
EBITDAR Margin	20.1%	0.3 pp.	20.4%	11.4%	9.0 pp.

Note: Adjustments in the quarter include LATAM’s variable fleet payments (PBH) accounted for in Aircraft Rentals as well as employee compensation associated with the Corporate Incentive Plan. Applicable adjustments have been made for the 2022 period in order to be comparable and thus explaining any difference from previously reported figures.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended March 31
	2023	2022	% Change
System
Costs per ASK (US Cent)	7.8	8.1	-4.0%
Costs per ASK ex fuel (US Cents)	4.5	5.2	-12.8%
Passenger CASK ex fuel (US$ cents)	4.0	4.4	-10.2%
Fuel Gallons Consumed (millions)	285.0	232.4	22.6%
Fuel Gallons Consumed per 1,000 ASKs	8.7	9.0	-2.9%
Fuel Price (with hedge) (US$ per gallon)	3.72	3.23	15.1%
Fuel Price (without hedge) (US$ per gallon)	3.72	3.25	14.2%
Average Trip Length (km)	1,270	1,260	0.8%
Total Number of Employees (average)	32,958	29,763	10.7%
Total Number of Employees (end of the period)	33,197	30,145	10.1%

Passenger
ASKs (millions)	32,737	25,913	26.3%
RPKs (millions)	26,529	20,855	27.2%
Passengers Transported (thousands)	16,954	14,350	18.1%
Load Factor (based on ASKs) %	81.0%	80.5%	0.6 pp
Yield based on RPKs (US Cents)	9.0	7.1	26.6%
Revenues per ASK (US cents)	7.3	5.7	27.5%

Cargo
ATKs (millions)	1,703	1,430	19.1%
RTKs (millions)	902	836	7.9%
Tons Transported (thousands)	230	215	6.8%
Load Factor (based on ATKs) %	52.9%	58.4%	-5.5 pp
Yield based on RTKs (US Cents)	41.8	51.5	-18.8%
Revenues per ATK (US Cents)	22.2	30.1	-26.5%

Note: Passenger CASK ex fuel excludes special items

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of March 31	As of December 31
	2023	2022
Assets:
Cash and cash equivalents	1,415,420	1,216,675
Other financial assets	502,250	503,515
Other non-financial assets	172,597	191,364
Trade and other accounts receivable	1,091,327	1,008,109
Accounts receivable from related entities	4,944	19,523
Inventories	505,313	477,789
Current tax assets	37,856	33,033
Total current assets other than non-current assets (or disposal groups) classified as held for sale	3,729,707	3,450,008

Non-current assets (or disposal groups) classified as held for sale	60,508	86,416
Total current assets	3,790,215	3,536,424

Other financial assets	16,463	15,517
Other non-financial assets	162,684	148,378
Accounts receivable	12,996	12,743
Intangible assets other than goodwill	1,097,083	1,080,386
Property, plant and equipment	8,354,278	8,411,661
Deferred tax assets	5,293	5,915
Total non- current assets	9,648,797	9,674,600
Total assets	13,439,012	13,211,024

Liabilities and shareholders’ equity:
Other financial liabilities	878,851	802,841
Trade and other accounts payables	1,668,567	1,627,992
Accounts payable to related entities	1	12
Other provisions	16,427	14,573
Current tax liabilities	2,794	1,026
Other non-financial liabilities	2,624,448	2,642,251
Total current liabilities	5,191,088	5,088,695

Other financial liabilities	5,861,063	5,979,039
Accounts payable	317,314	326,284
Other provisions	928,602	927,964
Deferred tax liabilities	358,276	344,625
Employee benefits	104,795	93,488
Other non-financial liabilities	488,556	420,208
Total non-current liabilities	8,058,606	8,091,608
Total liabilities	13,249,694	13,180,303
Share capital	13,303,412	13,298,486
Retained earnings/(losses)	(7,322,966)	(7,501,896)
Treasury Shares	(178)	(178)
Other equity	39	39
Other reserves	(5,778,450)	(5,754,173)
Parent’s ownership interest	201,857	42,278
Non-controlling interest	(12,539)	(11,557)
Total equity	189,318	30,721
Total liabilities and equity	13,439,012	13,211,024

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of March 31,	As of December 31,
	2023	2022
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services	3,062,687	2,011,561
Other cash receipts from operating activities	42,779	20,936

Payments for operating activities
Payments to suppliers for goods and services	(2,198,954)	(1,646,167)
Payments to and on behalf of employees	(363,929)	(286,876)
Other payments for operating activities	(64,261)	(74,758)
Income taxes (paid)	(5,653)	(4,777)
Other cash inflows (outflows)	(30,734)	(23,816)
Net cash (out flow) inflow from operating activities	441,935	(3,897)

Cash flow from investing activities
Other cash receipts from sales of equity or debt instruments of other entities	-	290
Other payments to acquire equity or debt instruments of other entities	-	(314)
Amounts raised from sale of property, plant and equipment	42,349	-
Purchases of property, plant and equipment	(97,886)	(88,890)
Purchases of intangible assets	(13,593)	(8,505)
Interest Received	23,273	173
Other cash inflows (outflows)	20,111	-
Net cash inflow (out flow) from investing activities	(25,746)	(97,246)

Cash flows from financing activities
Amounts raised from short-term loans	-	277,758
Loans from Related Entities	-	22,242
Loans repayments	(82,363)	(60,698)
Payments of lease liabilities	(56,687)	(6,002)
Interest paid	(84,298)	(18,078)
Other cash inflows (outflows)	(2,946)	(433)
Net cash inflow (out flow) from financing activities	(226,294)	214,789

Net increase (decrease) in cash and cash equivalents before effect of exchange rate change	189,895	113,646
Effects of variation in the exchange rate on cash and equivalents	8,850	18,427
Net increase (decrease) in cash and cash equivalents	198,745	132,073
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,216,675	1,046,835
CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,415,420	1,178,908

LATAM Airlines Group S.A.

Adjusted Free Cash Flow Reconciliation (in thousands of US Dollars)

Cash flow statement to facilitate the analysis of LATAM’s free cash flow.

Adjusted Free Cash Flow	For the three month period ended March 31

Adjusted EBITDAR	573,128
Income statement adjusted for special items	(8,309)
EBITDAR	564,819
Changes in working capital	(64,896)
Cash taxes	(5,653)
Operating lease payments	(108,107)
Interest Income	23,273
Adj. Operating cash flow	409,436

Maintenance Capex	(110,435)
Capex for growth & Fleet Capex Net of Financing	(9,535)
Adj. Investment cash flow	(119,970)
Adj. Unlevered FCF	289,466
Interest on financial debt	(38,290)
Interest on finance leases	(18,321)
Adj. Levered FCF	232,855

Finance lease amortization	(79,613)
Non-Fleet Financial debt net amortization	(2,750)
Statutory Dividends	-
Other (Incl. Asset Sale, Fx and others)	48,253
Adj. Financing & Others cash flow	(90,721)
Change in cash	198,745

Notes:

1)	Income Statement adjustments for special items in the period include provision of the Corporate Incentive Plan (“CIP”).

2)	Operating leases includes variable Aircraft Rentals (Pay by the Hour “PBH”) and Operational Leases under IFRS 16 including amortization and interest (both fleet and non-fleet).

3)	Maintenance Capex primarily includes engine shop visits, aircraft c-checks, restocking of parts, ordinary course IT-related capex, as well as capex associated with fleet projects that do not contribute additional capacity to the group’s operations (i.e. aircraft wi-fi connectivity and cabin retrofit based on age limit policy).

4)	Growth & Fleet capex (net of financing) includes capex associated with additional spare parts and engines, PDPs, fleet projects that contribute additional capacity, certain other strategic projects that add value, and fleet arrivals net of their financing.

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of March 31	As of December 31
	2023	2022
Total Assets	13,439,012	13,211,024
Total Liabilities	13,249,694	13,180,303
Total Equity*	189,318	30,721
Total Liabilities and Shareholders equity	13,439,012	13,211,024

Debt
Current and long term portion of loans from financial institutions**	3,227,618	3,162,865
Current and long term portion of obligations under capital leases	1,014,847	1,088,239
Total Financial Debt	4,242,465	4,251,104
Lease liabilities	2,172,729	2,216,454
Total Gross Debt	6,415,194	6,467,558
Cash, cash equivalents and liquid investments***	(1,415,420)	(1,216,952)
Total Net Debt	4,999,774	5,250,606

*	Includes non-controlling interest.
**	Excluding associated guarantees.
***	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.

LATAM Airlines Group S.A.

Main Financial Ratios

	As of March 31	As of December 31
	2023	2022
Cash, cash equivalents and liquid investments* as % of LTM revenues	13.7%	12.8%
Liquidity** as % of LTM revenues	24.3%	24.3%

Gross Debt (US$ thousands)	6,415,194	6,467,558
Gross Debt / EBITDAR (LTM)	4.0	5.2
Gross Debt / Adjusted EBITDAR (LTM)	3.9	4.9

Net Debt (US$ thousands)	4,999,774	5,250,606
Net Debt / EBITDAR (LTM)	3.1	4.2
Net Debt / Adjusted EBITDAR (LTM)	3.0	4.0

Note: Adjusted EBITDAR (LTM) refers to Adjusted EBITDAR (Last Twelve Months) (US$ thousands). For the ratios as of March 31, 2023, and December 31, 2022, it is calculated using the last twelve months as of March 31, 2023 (US$1,663,809) and the full twelve months in 2022 (US$1,314,378).

*	Includes “Cash and cash equivalents” and certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets”.
**	Includes “Cash and cash equivalents”, certain highly liquid investments accounted for as “Private investment funds” in “Other Financial Assets” and Revolving Credit Facilities fully undrawn (two RCFs of US$600 million and US$500 million with maturities in 2025 and 2026, respectively, as of March 31, 2023).

Note: Gross and Net Debt excludes associated guarantees.

LATAM Airlines Group S.A.

Consolidated Fleet

	As of March 31, 2023
	Aircraft on Property, Plant & Equipment	Aircraft on Right of Use under IFRS16	Total
Passenger Aircraft
Boeing 767-300 ER	14	-	14
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	19	21
Airbus A319-100	39	1	40
Airbus A320-200	90	40	130
Airbus A320- Neo	1	15	16
Airbus A321-200	19	30	49
TOTAL	173	117	290

Cargo Aircraft
Boeing 767-300F	16	1	17
TOTAL	16	1	17
TOTAL FLEET	189	118	307

LATAM Airlines Group S.A.

Reconciliation of Reported Amounts to Non-GAAP Items (in thousands of US Dollars)

LATAM Airlines Group S.A. (“LATAM” or “the Company”) prepares its financial statements under “International Financial Reporting Standards” (“IFRS”) as issued by the IASB, however, for ease of presentation and comparison, the Income Statement in this report is presented in an Adapted by Nature Format. On some occasions, adjustments to these Income Statement figures are made for Special Items. These adjustments to include or exclude special items allows management an additional tool to understand and analyze its core operating performance and allow for more meaningful comparison in the industry. Therefore, LATAM believes these non-GAAP financial measures, derived from the consolidated financial statements but not presented in accordance with IFRS, may provide useful information to investors and others. In this table, you can find a reconciliation of the IFRS and the Adapted by Nature Format as LATAM reports its Income Statement in this earnings release for ease of comparison and further disclosure, as well as the adjustments made for Special Items.

These non-GAAP items may not be comparable to similarly titled non-GAAP items of other companies and should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

The tables below show these reconciliations:

	For the three month period ended March 31
	2023	Adjustments	2023 Adjusted	2022 Adjusted	% Change
Cost of sales	(2,169,069)	23,732	(2,145,337)	(1,692,503)	26.8%
(+) Distribution costs	(121,359)		(121,359)	(84,199)	44.1%
(+) Administrative expenses	(145,552)	8,309	(137,243)	(112,163)	22.4%
(+) Other expenses	(106,445)		(106,445)	(138,713)	-23.3%
TOTAL OPERATING EXPENSES	(2,542,425)	32,041	(2,510,384)	(2,027,578)	23.8%

Income/(Loss) from operation activities	243,350	32,041	275,391	(113,990)	-341.6%
(-) Restructuring activities expenses	-		-	47,750	-100.0%
(-) Other gains/(losses)	19,683		19,683	(2,307)	-953.2%
ADJUSTED OPERATING INCOME/(LOSS)	263,033	32,041	295,074	(68,547)	-530.5%

(+) Restructuring activities expenses	-		-	(47,750)	-100.0%
(+) Other gains/(losses)	(19,683)		(19,683)	2,307	-953.2%
(+) Foreign exchange gains/(losses)	17,408		17,408	48,748	-64.3%
(+) Result of indexation units	(338)		(338)	(2,474)	-86.3%
Adjusted Other Income (Expense)	(2,613)		(2,613)	831	-414.4%

NET INCOME/(LOSS)	121,057	32,041	153,098	(311,657)	-149.1%
(-) Income Taxes	(6,879)		(6,879)	(10,895)	-36.9%
(-) Interest Expense	164,164		164,164	259,399	-36.7%
(-) Interest Income	(17,922)		(17,922)	(4,563)	292.8%
(-) Depreciation and Amortization	278,054		278,054	292,245	-4.9%
(-) Adjusted Other Income (Expense)	2,613		2,613	(831)	-414.4%
EBITDA	541,087	32,041	573,128	223,698	156.2%

NET INCOME/(LOSS)	121,057	8,309	129,366	(381,265)	-133.9%
(-) Income Taxes	(6,879)		(6,879)	(10,895)	-36.9%
(-) Interest Expense	164,164		164,164	259,399	-36.7%
(-) Interest Income	(17,922)		(17,922)	(4,563)	292.8%
(-) Depreciation and Amortization	278,054		278,054	292,245	-4.9%
(-) Adjusted Other Income (Expense)	2,613		2,613	(831)	-414.4%
(-) Aircraft Rentals	23,732		23,732	69,608	-65.9%
EBITDAR	564,819	8,309	573,128	223,698	156.2%